VG SMARTGLASS LLC – CONCURRENT REG D OFFERING

2016 Proposed Equity Financing Term Sheet

Expected Aggregate Amount:	Up to $400,000 Remaining as of July 1, 2016
Initial Closing:	Week of February 29 , 2016 (the "Initial Closing"), with additional closings to occur no later than 180 days after the Initial Closing, August 29, 2016.
Terms:	Nine (9%) of unit ownership of the company will be issued to investors in exchange for the capital investment of $500,000. Proportiionate amount of stock will be issued accordingly for individual investments less than $500,000.

For more information, contact:

Mike Stacey
Vice President of Business Development
VG SmartGlass
3440 S. Dearborn St., Unit #130S
Chicago, IL 60616
Phone: 312-375-2867
E-Mail: mike@vgsmartglass.com

VG SmartGlass Capitalization Table- Pre and Post Offering

As of July 30 2015

Member	Units	Percentage Interest
VG Glass Holdings	190	19%
Victoria Trainor	190	19%
Kristine Kozul	190	19%
TCR Ventures LLC	100	10%
ST Labs Inc. (SmarterShade)	250	25%
Unallocated	80	8%
TOTAL	1000	100%

March 3 2015 - Present

Member	Units	Percentage Interest
VG Glass Holdings	200	20%
Victoria Trainor	200	20%
Kristine Kozul	190	19%
TCR Ventures LLC	100	10%
ST Labs Inc. (SmarterShade)	250	25%
Unallocated	60	6%
TOTAL	1000	100%

Post Crowdfunding- subject to member approval

Member	Units	Percentage Interest
VG Glass Holdings	200	20.00%
Victoria Trainor	150	15.00%
Kristine Kozul	150	15.00%
TCR Ventures LLC	120	12.00%
ST Labs Inc. (SmarterShade)	250	25.00%
New Investors*	72	7.20%
Employee Option Pool	58	5.80%
TOTAL	1000	100.00%

Note- per board member resolution- new members will not be diluted.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

In addition to any restrictions on the transfer of securities that are documented in the Company's Operating Agreement in the section covering Ownership and Capital Structure the securities being offered may not be transferred by any purchaser of such securities during the 1-year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer
2. to an accredited investor (see NOTE below)
3. as part of an offering registered with the U.S. Securities and Exchange Commission: or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, step-child, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-In-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister- in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.